EXHIBIT 2
Management’s Discussion and Analysis
The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2006, 2005 and 2004. This discussion is the responsibility of Management and the information within this Management discussion and analysis is current to March 29, 2007. The Board of Directors review the disclosure presented herein through the audit committee. The discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated.
Overview
Claude Resources Inc. is a gold and oil & gas producer with shares listed on both the Toronto Stock Exchange and American Stock Exchange. The Company’s main revenue generating assets are the 100% owned Seabee gold mine, located in northern Saskatchewan, and working interests in oil and gas wells, associated gas plant and gathering lines located in Alberta.
The Company’s primary mission is to become a recognized and valued exploration and mining company with a producing asset base and strong balance sheet. It follows four principal strategies to optimize its probability of success: maximizing the performance of its existing assets; aggressive exploration efforts – both advanced and grass roots; acquisition of new properties or mergers; and, maintaining financial capacity.
Maximization of Existing Assets
During the year, the expansion of the Seabee mill was substantially complete. The increase from 550 tonnes to 1,100 tonnes per day will allow for greater flexibility in mine planning as well as ensure available capacity for tonnage from potential gold projects such as the Porky West, Santoy 7 and Santoy 8 zones.
Exploration
Claude regained 100% control of its Madsen exploration project in Red Lake, Ontario from Goldcorp Canada Ltd., formerly Placer Dome (CLA) Limited, (“Goldcorp”) effective September 1, 2006. The project was under an option agreement with Goldcorp. Claude’s objective is to fully assess the potential for high grade gold mineralization on the Madsen property with the initial focus on de-watering the Madsen shaft to provide underground access for drilling extensions of the historic high grade number 8 zone plus other zones. As well, a surface drill program to pursue historic targets, including those developed by Goldcorp, was underway by the end of the fourth quarter.
In 2006, most of Claude’s gold exploration efforts focused on land positions within trucking distance of the Seabee mine. The extraction of two separate bulk samples on its wholly owned Porky Lake and Santoy 7 properties continued during the year. Preliminary results on these samples were released in the first quarter of 2007.
Acquisition/Mergers
While its existing asset base does not make Claude dependent on mergers or acquisitions to achieve its objectives, the Company will consider strategically attractive opportunities.
Financial Capacity
The Company intends to build its cash reserves and maintain access to financial markets to ensure continued funding of exploration efforts and expansion of mining projects.

Subsequent to the Balance Sheet date, the Company entered into an agreement for the issue of 12,500,000 common shares at an issue price of $1.60 with, proceeds of $20,000,000. In addition, the agreement includes an over-allotment option to purchase an additional 1,875,000 common shares for an issue price of $1.60, with gross proceeds of $3,000,000.
2006 Mining Operations
In 2006, the Seabee mine initiated a number of improvements to strengthen the Company’s environmental, health and safety departments. Aside from increased staffing in these two critical areas, there are renewed commitments to improve policies and programs related to the environment, health and safety of the workplace.
2006 was a very active year at Claude Resources Inc. The Seabee mine began the conversion from shrinkage stope mining to Avoca/long-hole mining in order to reduce dilution and improve ore recoveries. Expansion of the existing tailings capacity was also undertaken during the summer. Lastly, the Madsen property reverted back to Claude in its entirety and the Company initiated the shaft de-watering project in order to pursue exploration drilling underground.
In the middle of these new activities, Claude reduced lost time accident severity and increased production. This is a real credit to the employees at the Seabee mine.
Total ounces produced in 2006 increased 4% to 46,300 ounces compared to 44,600 ounces in 2005. Seabee mine milled 246,000 tonnes in 2006 versus 236,400 in 2005, up 4%. The feed grade of 6.16 grams per tonne was 3% lower than the 6.32 grams per tonne milled in 2005.
Seabee Production and Cost Statistics

	2006	2005	2004
Tonnes Milled	246,000	236,400	186,900
Head Grade (g/tonne)	6.16	6.32	7.15
Recovery (%)	93.62	92.86	95.21
Gold Sold (oz)	47,400	42,200	41,200
Gold Produced (oz)	46,300	44,600	40,900
Cash Operating Cost ($ million)	$21.3	$18.3	$15.9
Cash Operating Cost per ounce( CDN $/oz)	$449	$434	$386
Total mine operating expenditures increased 16% to $21.3 million from $18.3 million last year, a result of the higher tonnage milled and increased costs in all areas (mining, maintenance, milling, services, camp, and administration). We continue to experience cost pressures in materials and labour associated with the current market and will focus on delivering an improved head grade and mill recoveries and appropriate capital investment to control operating costs going forward.
Claude is planning in excess of 50,000 metres of underground drilling at Seabee to replace 2007 production and expand reserves and resources. Drilling will be focused on the 2B and 2C veins laterally to the west. As well, an 800 metre level diamond drill chamber will be driven during the first quarter to test the down dip plunge of the 2B and 2C veins to the 1,200 metre level (more than 400 metres below the existing workings).
Each year, reserves and resources at the Seabee mine are independently reviewed. At December 31, 2006, reserves were at 692,500 tonnes at 6.59 grams per tonne or 146,700 ounces. Resources were 1,293,300 tonnes at 8.96 grams per tonne or 372,600 ounces. Over the past 15 years, the Company has successfully converted its posted resources to reserves.

Seabee Mine – Proven and Probable Reserves and Mineral Resources

		2006			2005			2004
	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces
Seabee Mine
Proven	520,900	6.44	107,900	395,600	6.18	78,600	400,500	6.37	82,000
Probable	171,600	7.03	38,800	288,800	7.07	65,600	332,200	7.53	80,400

Total Proven and Probable	692,500	6.59	146,700	684,400	6.56	144,200	732,700	6.90	162,400
Inferred Mineral Resources(1)	1,293,300	8.96	372,600	1,499,700	8.86	427,200	1,406,200	8.16	368,900

(1)	Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.
Exploration
In 2006, exploration on the Seabee property continued to explore for new satellite gold deposits to be used as mill feed for the Seabee gold mill. Two zones of mineralization are at the bulk sample stage, Porky West and Santoy 7. The process was begun at both locations in 2006 and was reported on in early 2007. During 2006, 124 holes were drilled in the area surrounding the Seabee mine, for a total of 30,700 metres.
Claude’s exploration program expanded during the year as a result of the reacquiring control of its 100%-owned Madsen property in the world class gold mining camp of Red Lake, Ontario. Preparations commenced during the last quarter of the year for shaft dewatering and surface core drill programs.
All exploration programs are carried out under the direction of Qualified Person Judy Stoeterau, P.Geo., Vice President of Exploration for Claude.
Santoy Lake Area
At Santoy Lake, Claude continued delineation drilling at the Santoy 7 and Santoy 8 zones. The Santoy property, accessible by a permanent road which was completed in 2006, is approximately 11 kilometres east of the Seabee mine.
At Santoy 7, mineralization is hosted in dilation zones within a metavolcanic – metasedimentary rock sequence, a result of fault movement in the area. The dilation zones have been infilled by quartz, carrying varying amounts of sulphides, chlorite, carbonate and visible gold. Santoy 7 lies in an area of thrust faulting with shallow to moderately dipping lenses of mineralized rock. The main horizon outlined to date measuring 400 metres by 150 metres and 1.5 metres to 12 metres thick. This lense remains open in two directions. Additional formations at depth will be drill-tested in the upcoming year.
The Santoy 8 dilation structure, two kilometres to the southeast of Santoy 7, shows a more steeply-dipping attitude and may be related to normal faulting within the rock sequence. Two similar, en enchelon drag fold structures occur at Santoy 8. The north structure is about 380 metres long on surface and varies from 1.5 metres to 2 metres thick along its arms to 30 metres along the nose structure. This fold remains open at depth along its eastern limb. The fold structure to the south is similar and is also open to the east.
Total indicated and inferred mineral resources for Santoy 7 and 8 are 1,110,000 tonnes grading 6.53 grams per tonne (top cut of 30 grams per tonne). The bottom cut-off grade used by Claude is 3.0 grams per tonne over 1.2 metres true width. A specific gravity of 2.8 is used.
The permanent road to Santoy 7 has allowed for the collection and transport of a 5,000 to 7,000 tonne bulk sample from Santoy 7 to the Seabee mill. This process will provide a more complete understanding of the best mine process to be used as well as the gold content of the rock. The Company expects to complete this sampling process during the first half of 2007.
Porky Lake Area
Approval to conduct bulk sampling of the Porky West zone was granted during 2005 and an underground bulk sampling program was carried out during the last quarter of 2006 to confirm grade, continuity and metallurgy of the gold mineralization. Results of this bulk test and concurrent metallurgical work were reported together with the results from the Santoy chip and muck samples in the first quarter of 2007.
To date, the Porky West zone has an estimated indicated resource of 90,000 tonnes grading 7.33 grams per tonne and an estimated inferred resource of 130,000 tonnes grading 5.00 grams per tonne (the same cut-off grades were used at Santoy 7). Current calculated resources from the satellite deposits at Porky West and Santoy 7 and 8 zones are 1,560,000 tonnes, as shown in the following table:

Porky Lake Area Resources
Zone	Category	Tonnage	Grade (g/t)	Grams of Au	Troy Ounces

West	Indicated	90,000	7.33	659,700	21,200
	Inferred	130,000	5.00	650,000	20,900

Main	Indicated	160,000	7.50	1,200,000	38,600
	Inferred	70,000	10.43	730,100	23,500

Total	Indicated & Inferred	450,000	7.20	3,239,800	104,200

Santoy Lake Area Resources
Zone	Category	Tonnage	Grade (g/t)	Grams of Au	Troy Ounces

Santoy 7	Indicated	190,000	8.42	1,599,800	51,400
	Inferred	10,000	10.0	100,000	3,200

Santoy 8/8 East	Indicated	—	—	—	—
	Inferred	910,000	6.10	5,551,000	178,500

Total	Indicated & Inferred	1,110,000	6.53	7,250,800	233,100

Total Porky & Santoy Resources		1,560,000	6.72	10,490,600	337,300

Shane Property
The Shane property is located approximately five kilometres east of Claude’s operating Seabee gold mine along the permanent road to the Santoy 7 area. Claude owns a 75% interest in the property and Shane Resources Ltd. holds the remaining 25%.
The 2006 winter drill program delineated a horizon containing gold mineralization hosted by quartz-tourmaline-sulphide veins within metavolcanic rocks. During the summer, Claude followed this program up with a comprehensive grassroots exploration program, results of which detailed one main mineralized horizon, traceable through drilling and prospecting for approximately 1,300 metres. This east-trending horizon typically contains 1 to 3 metres of gold bearing quartz-tourmaline-sulphide flooding. It has been drill-tested along approximately 500 to 600 metres of this length.
Drill core intercepts from this horizon contain the following notable grades: 12.16 grams per tonne over 8.43 metres (6.46 metres true width) and 23.88 grams per tonne over 3.74 metres (2.86 metres true width). Mineralization along this structure is in the form of west-plunging lenses. The anomalous intersection of 23.88 grams per tonne over 3.74 metres is the down-plunge extension of the 12.16 grams per tonne over 8.43 metres, reflecting the strong mineral lineation measured in the field during the mapping program.
The Shane mineralization lies within 200 metres of the Santoy 7 permanent road and is well-positioned to provide mill feed for Seabee. Exploration will continue in the coming year with core drill programs to test the horizon both east and west of the zone defined to date.
Madsen Property
The Madsen property comprises over 4,000 hectares (10,000 acres) of contiguous claims and contains a fully functional gold mill, 4,000 foot deep shaft and permitted tailings pond. The Madsen mine was the third largest gold producer in the Red Lake camp, producing over 2.6 million ounces of gold over its 40 year history. Claude regained 100% control of its Madsen exploration project in Red Lake, Ontario from

Goldcorp Canada Ltd., effective September 1, 2006. The project was under an option agreement with Goldcorp. Claude immediately began to prepare for dewatering of the shaft to facilitate underground drilling – with the initial focus on drilling extensions of the historic high grade number 8 zone plus other zones. Preparation also began on a surface drill program that will pursue historic targets including those developed by Goldcorp.
Although it is expected to take months to receive and review the exploration data packages from Goldcorp, preparations began in December to initiate definition drilling of the main stringer envelope of mineralization intersected in the Treasure Box zone, 2.4 kilometres north of the Madsen mine complex. The zone was discovered in 2002 and given the name due to nuggety visible gold present in the drill core. A total of 27 exploration-stage holes were drilled by Goldcorp from 2002 to 2004 under the Option agreement. Of these, 21 returned over 80 intercepts grading 2.0 to 116.0 grams per tonne, mainly over 0.3 metres.
The Treasure Box zone is characterized by quartz-tourmaline-sulphide stringers and veins 1 to 20 centimetres wide. These appear to have been emplaced as late-stage brittle fracture fillings in unaltered mafic metavolcanic rocks and are considered to represent the uppermost portion of an Archean gold system.
Quality Assurance and Quality Control Procedures
Rigorous quality assurance and quality control procedures have been implemented on all Company core drill programs, including blank, reference and duplicate samples with each batch of assays. All core samples are analyzed by fire assay with a gravimetric finish and an atomic absorption finish at independent, ISO approved facilities.
Oil & Gas
Claude produces crude oil, natural gas and natural gas liquids (NGLs) from properties in Alberta and Saskatchewan.
The Company has various non-operated working interests in oil, NGLs and natural gas in Alberta. These Alberta properties provide 90% of the total production for oil and NGLs and 100% of the production of natural gas. The Nipisi Unit is a 173 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 61 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations.
In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.
Oil and NGLs sales volume for 2006 was 66,600 barrels, 20% lower than the 83,000 barrels sold in 2005. Natural gas volume declined 8%, with volume levels decreasing to 616 MMCF in 2006 from 669 MMCF in 2005.
Operating costs increased 21% to $2.3 million in 2006 from $1.9 million in 2005. This trend was attributable to general cost increases.
Each year the Company has its proven and probable oil, NGLs and natural gas reserves evaluated independently. Crude oil and NGLs proved and probable reserves decreased by 17% to 917,000 at the end of 2006 from 1,099,000 barrels at the end of 2005. Natural gas reserves also decreased compared to the prior year, to 8,000 MMCF in 2006 from 8,900 MMCF in 2005. Decreases in the current year were attributable to normal production declines and the lower average prices of natural gas.

Reserves(1)	2006	2005	2004

Crude oil and NGLs (mbbl)
Proved
Alberta	578	806	455
Saskatchewan	45	60	66

	623	866	521

Probable
Alberta	278	215	174
Saskatchewan	16	18	7

	294	233	181

Total	917	1,099	702

Natural gas (MMCF)
Proved
Alberta	6,419	7,539	7,167
Probable
Alberta	1,533	1,313	1,775

Total	7,952	8,852	8,942

Barrels of oil equivalent (mboe)
Proved	1,693	2,123	1,716
Probable	549	452	477

Total	2,242	2,575	2,193

(1)	Reserves at December 31, 2006, reviewed by Sproule Associates Limited using constant prices.

(2)	Conversion: 6 mcf = 1 boe
Results of Operations
The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”). The Company reports the results of its operations in two reportable industry segments: (1) gold mining and exploration, and (2) oil, natural gas liquids and natural gas production. A reconciliation of reported net sales is included in the notes to the financial statements.
For the year ended December 31, 2006, the Company recorded net earnings of $6.4 million, or $0.09 per share, after a $5.9 million gain realized on the sale of certain assets and a $2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to a net loss of $3.5 million, or $0.05 per share, in 2005 after a $1.4 million gain realized on the sale of certain portfolio investments and a $1.3 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. The earnings improvement for the year was largely attributable to higher gold revenues combined with the gain on sale of assets and income tax recovery, offset by higher mine operating costs.
Revenue
2006 versus 2005
Gross revenue for the year improved by 21% to $41.4 million in 2006 from $34.3 million in 2005.
The Seabee mine contributed $32.5 million to revenue, a 41% improvement from the $23.1 million reported in 2005. This result was due to a 12% improvement in gold sales (2006 – 47,400 ounces; 2005 – 42,200 ounces) combined with a 25% increase in average Canadian dollar gold price realized: 2006 — $685 (US $604); 2005 — $548 (US $452). Gold sales during the year were within 1% of the 48,000 ounces forecast.
Gross oil, NGLs and natural gas revenues for the year ended December 31, 2006 totaled $8.9 million, a 20% decrease from the $11.1 million in 2005. This decrease is attributable to lower average realized natural gas prices and normal production declines. Corresponding decreases in both Alberta crown royalties and overriding royalties partially mitigated the decrease in net oil and gas revenue.
Oil and NGLs sales volume was 66,600 barrels in 2006, 20% lower than the 83,000 barrels sold in the previous year. The average realized price per barrel of oil in Canadian dollar terms increased 33% to CDN $66.04 (US $58.22) in 2006 from CDN $49.55 (US $40.94) in the prior year.
Natural gas volumes fell 8% to 616 MMCF in 2006 from 669 MMCF in 2005. The average realized price in Canadian dollar terms decreased by 24% to CDN $6.68 (US $5.89) in 2006 from CDN $8.74 (US $7.22) in 2005.
2005 versus 2004
Gross revenue for the year increased 7%, to $34.3 million in 2005 from $32.2 million in 2004.
The Seabee mine contributed $23.1 million to revenue in 2005, a 3% improvement from the $22.5 million recorded in 2004. This improvement was largely a result of the 1,000 additional ounces sold in 2005 (2005 – 42,200; 2004 – 41,200). An 8% increase in the average US dollar gold price realized was almost entirely offset by the strengthening Canadian dollar and resulted in minimal improvement in Canadian dollar prices realized: 2005 — $548 (US $452); 2004 — $545 (US $419).
Production of 44,600 ounces for 2005 was 3% below the forecast of 46,000 ounces. This was largely due to fewer tonnes mined and milled combined with certain stoping blocks not performing to estimated reserve grade, primarily during the first three quarters of the year.
Gross oil, NGLs and natural gas revenues totalled $11.1 million in 2005, a 14% improvement from the $9.7 million in 2004. This increase was due to higher average realized prices, particularly towards the latter half of 2005 of the year, partially offset by normal production declines. Corresponding increases in both Alberta crown royalties and overriding royalties partially mitigated the increase in net revenue.
The 2005 oil and NGLs sales volume of 83,000 barrels was 9% lower than the 90,900 barrels sold in 2004. The average realized price per barrel in Canadian dollar terms improved 6% to CDN $49.55 (US $40.94) in 2005 from CDN $46.92 (US $36.06) in 2004.
Natural gas volumes fell 16% to 669 MMCF in 2005 from 796 MMCF in 2004. The average realized price in Canadian dollar terms increased by 34% to CDN $8.74 (US $7.22) in 2005 from CDN $6.51 (US $5.00) in 2004.
Also significant is the much improved average Canadian dollar prices realized in January 2005 versus December 2005. Oil, NGLs and gas improved from $55.77, $30.63 and $6.78 in January to $66.04, $42.40 and $11.60 in December, respectively.
Expenditures
2006 versus 2005
For the year, the Company recorded mine operating costs of $21.3 million, a 16% increase from the $18.3 million reported for 2005. This was largely the result of a general increase in costs combined with the expensing of higher cost stockpile inventory. Total cash cost per ounce increased to US $396 in 2006 from US $358 in 2005. The US dollar per ounce increase was due to a combination of higher mine operating costs and stronger Canadian versus US dollar exchange rate, partially offset by improved sales volume.
Oil, NGLs and natural gas operating costs increased by 21% to $2.3 million in 2006 from $1.9 million in 2005. The Company is experiencing the same cost pressures with respect to its oil and natural gas assets as it is currently experiencing with its mining assets.

For the year, depreciation, depletion and accretion of Claude’s gold assets increased 3% to $10.0 million in 2006 from $9.7 million in 2005. The increase was due to a combination of more tonnes milled and the amortization of a larger asset base, offset by fewer tonnes mined.
Depreciation, depletion and accretion of the Company’s oil and gas assets fell slightly, largely due to lower production and a declining reserve base – the result of declining natural gas prices.
Total Cash Costs(1) per Gold Ounce Sold

Years ended	2006	2005	2004
Cash operating costs (CDN $millions)	$21.3	$18.3	$15.9
Divided by ounces sold	47,400	42,200	41,200

Total cash costs per ounce (CDN$)	$449	$434	$386

CDN $Exchange Rate	1.1342	1.2116	1.2997
Total cash costs per ounce (US$)	$396	$358	$297

(1)	For an explanation of the use of non-GAAP performance measures refer to page 17.
2005 versus 2004
A 59% and 26% increase in tonnes mined and milled, respectively, for 2005 compared to 2004, resulted in a 15% increase in mine operating costs: 2005 — $18.3 million, 2004 — $15.9 million. As well, the Company is experiencing the industry-wide effects of increasing labour and consumable costs. Total cash costs per ounce increased to US $358 in 2005 from US $297 in 2004. This 21% increase was the result of the higher operating costs offset by the slightly improved sales volume. The strengthening Canadian dollar was responsible for US $25 of the US $63 unit cost increase in 2005.
Oil, NGLs and gas operating costs increased to $1.9 million in 2005 from $1.6 million in 2004. This was a result of salt water disposal and emulsion treatment charges on the Zama property – primarily the Keg River Unit.
Depreciation, depletion and accretion of the Company’s gold assets was $9.7 million in 2005 compared to $6.0 million in 2004. Several factors contributed to the 62% increase: larger asset base used in calculations, more tonnes broken and milled in the year, and slightly declining reserve base. These higher non-cash charges together with the strengthening Canadian dollar led depreciation, depletion and accretion costs per ounce to increase from US $112 in 2004 to US $191 in 2005.
Depreciation, depletion and accretion of the Company’s oil and gas assets remained relatively unchanged, a result of the larger asset base used in the units of production calculation, offset by the increased reserve base.
Administrative Expense
General and administrative costs increased by 29% to $2.7 million in 2006 from $2.1 million in 2005. This was largely a result of the added focus on investor relations, SOX compliance and staff additions.
Gain on Sale of Assets
During the year, the Company realized a $4.8 million gain on the sale of certain of its portfolio investments and a $1.1 million gain on the sale of an exploration property. In 2005, a $1.4 million gain was realized on the sale of certain portfolio investments.

Stock Compensation Expense
Stock-based compensation was $0.5 million in 2006 compared to $0.2 million in 2005. This non-cash expense was lower in 2005 as fewer options were granted.
Income Taxes
The income tax recovery of $2.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2005 and the subsequent renouncement of those expenditures in 2006. A similar benefit of $1.3 million was recorded in 2005.
Liquidity and Financial Resources
Cash flow from operations before net change in non-cash working capital items was $9.2 million in 2006, or $0.13 per share, compared to $4.5 million, or $0.07 per share, in 2005. This year’s sizable improvement from 2005 was attributable to increased contributions from the Seabee mine.
Investing
Mineral property expenditures were $20.5 million in 2006, an increase from $17.7 million in 2005. This year’s expenditures were comprised of the following: Seabee mine development of $8.6 million (2005 — $7.6 million); exploration costs, focusing on the Porky and Santoy Lake bulk sample projects of $7.6 million (2005 — $4.4 million); property, plant and equipment charges of $3.0 million (2005 — $5.0 million); Seabee mine tailings project of $1.1 million; and the Tartan Lake exploration project of $0.2 million. Property, plant and equipment charges include mining equipment, mill expansion costs and camp infrastructure.
Oil and gas capital expenditures were $2.2 million during the year, a decrease from $2.3 million in 2005. Of this, $0.7 million relates to drilling on both the Nipisi and Edson Units and $1.5 million relates to infrastructure costs on the Nipisi unit and Edson gas plant.
Pursuant to the sale of a production royalty, the Company received a promissory note in the amount of $35.0 million as part of the Red Mile transaction. The Company received a similar promissory note at the end of 2005 for $14.0 million. This transaction is detailed in Note 7 to the annual consolidated financial statements.
During the year, the Company disposed of a portion of its portfolio investment for net proceeds of $5.0 million. The Company holds several investments in publicly traded entities which have a book value of $1.4 million and fair market value of $1.9 million at December 31, 2006.
Financing
In November, the Company completed a private placement offering for the issue of 3,333,028 common shares, issued on a flow-through basis for $1.65 per share, for gross proceeds of $5.5 million. These proceeds will be used to partially fund exploration programs at both Madsen and Seabee properties.
The proceeds on sale of royalty relates to the $35.0 million payment received on the Red Mile transaction. The Company sold a similar production royalty at the end of 2005.
The Company borrowed $5.0 million in the form of a demand loan bearing interest at prime plus 1.5%, payable in monthly installments of $83,333 plus interest and due December 2007. At December 31, 2006, the Company had two demand loans outstanding and repaid $1.3 million during the year.
The proceeds and repayments on capital lease obligations relate primarily to equipment acquired for the Porky and Santoy Lake bulk sample projects.

As a result of the considerable capital invested in 2006, the Company expects to meet its capital requirements through a combination of operating cash flows and an equity issue approved by the Board of Directors subsequent to the Balance Sheet date.
Contractual Obligations
The Company’s contractual and other obligations as at December 31, 2006 are summarized as follows:

	Payments/Commitments due by period

		Less than	2-3	4-5	More than
	Total	1 year	years	years	5 years
Contractual Obligation

Demand Loans	8,000,000	5,652,000	2,156,000	192,000	—
Interest on Demand Loan	626,000	464,000	160,000	2,000	—
Capital Lease Obligation	792,000	290,000	461,000	41,000	—
Office Lease	330,000	132,000	198,000	—	—
Flow-Through Expenditures	4,700,000	4,700,000	—	—	—
Royalty Payments(1)	32,426,000	3,358,000	7,432,000	7,818,000	13,818,000
Royalty Obligations(1)	56,112,000	—	—	—	56,112,000

	102,986,000	14,596,000	10,407,000	8,053,000	69,930,000

(1)	To repay the Royalty and Royalty Obligation, funds are available from the Promissory Note.
Contingency
Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the Court of Queen’s Bench. In September 2005, the Court of Queen’s Bench agreed with the Company’s position, allowing the appeal and setting aside the contravention. This Court’s decision was subsequently appealed by the plaintiffs and was subsequently dismissed by the Court of Appeal. This Court’s decision is currently under appeal by the plaintiffs to the Supreme Court of Canada. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement, if any. Management is of the opinion these claims are without merit.
Derivative Instruments and Hedging Activities
To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.
At December 31, 2006, the Company had no outstanding forward gold or foreign exchange contracts.
Accounting Estimates
Claude’s significant accounting policies are contained in Note 1 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves
The Company engages independent professional consultants to evaluate its mineral reserves as well as its proved and probable oil, NGLs and natural gas reserves. Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold, petroleum or natural gas prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.
Asset Retirement Obligations
Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as environmental regulations, including requirements for closure and reclamation. Management judgment and estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.
Shrinkage Stope Platform Costs
The Company utilizes shrinkage stoping and long-hole mining as its primary mining methods to mine the Seabee orebody. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value, and recorded as shrinkage stope platform costs on the balance sheet. This broken ore is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade vary significantly from estimates or if the price of gold declines such that the timing of processing the ore is affected, there could be a material impact on the profitability of mining operations.
Future Tax Assets and Liabilities
Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be setup, otherwise it provides a valuation allowance against the excess.
Risk Management
Claude’s profitability is dependent on several factors: the quantity of gold and oil & gas produced, related commodity prices, operating costs, capital expenditures, exploration levels and environmental regulations.
Inherent Exploration and Mining Risks
The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These factors include particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.

Non-Operator Status of Oil and Gas Properties
All of Claude’s Alberta oil and gas properties are operated by others; as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors inherent in the Company’s oil and gas operations are similar to those of its gold operations.
Gold Price Volatility
The economics of developing gold properties is affected by many factors, from cost of operations to variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2006, the market price for gold ranged from a low of US $525 to a high of US $725, with an average price of US $603.
Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices may cause the cessation of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired by the low price of gold.
Foreign Exchange Risk
The price of gold and oil & gas is denominated in US dollars and, accordingly, Claude’s revenue from operations are denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2006, CDN$/US$ exchange rate ranged from a low of $1.0990 to a high of $1.1726, with an average of $1.1342.
Ore Reserves and Ore Grade Estimates
Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level for the recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.
Environmental Risk
In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future, may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business, or cause material changes or delays in the Company’s intended activities.
Unfavourable Government Regulatory Changes
Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.
Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.
Access to Funding
Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.
If the Company fails to meet its ongoing obligations on a timely basis it could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, Management estimates that, after the completion of the bulk samples at the Porky and Santoy properties, $7.5 million to $10.0 million is the minimum exploration expenditure required to fulfill Claude’s intended exploration programs.
As a result of a flow-through share agreement entered into in 2006, the Company is required to expend $5.5 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2007. At December 31, 2006, $4.7 million remains to be incurred.
For general working capital purposes, the Company raised $5.0 million via a demand loan during the third quarter of 2006.
To fund aggressive exploration programs at the Madsen and Seabee properties and to dewater the Madsen shaft, the Company has, subsequent to the Balance Sheet date and subject to regulatory approval, entered into an agreement for the issue of 12,500,000 common shares for an issue price of $1.60, with gross proceeds of $20,000,000. In addition, there is an over-allotment option to purchase an additional 1,875,000 common shares for an issue price of $1.60, with gross proceeds of $3,000,000.
Industry Competition
Claude’s business is intensely competitive. The Company necessarily competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.
If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.
Personnel Risk
Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full-time and part-time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.
Title to Company Properties
Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing.

For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee property, the Company has examined property search abstracts from Saskatchewan Industry & Resources as well as made inquiries and reviewed lease files from the department. It has also received confirmation of title from Saskatchewan Environment.
The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.
Insurance
In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.
Outlook
For 2007, the Company will focus on the following:
i)	advancing the Madsen exploration property — investing in both surface and underground drilling programs;

ii)	advancing Seabee area exploration properties – completing the Santoy 7 bulk sample and targeting Santoy 8 for proposed pre-feasibility study;

iii)	continuing Seabee mine exploration and development to increase or sustain reserves and resources;

iv)	investing in capital projects to increase productivity, efficiency and effectiveness of the Seabee mine operations.
Seabee mine gold production is forecast at 48,000 ounces with mine cash operating costs similar to 2006. Capital is expected to increase as a result of added investment at Madsen and the Seabee mine and area.
Oil and gas revenues are expected to remain at 2006 levels or decline slightly – a result of normal production declines combined with similar petroleum and natural gas pricing. Operating costs should remain consistent or increase slightly to $2.5 million. Capital expenditures should remain the same as 2006 actuals.
The Company expects that a combination of operating cash flows and an equity issue subsequent to the Balance Sheet date will provide sufficient funding for its 2007 planned capital investments.
Key Sensitivities
Earnings from Claude’s gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2006 actuals, are as follows:
Gold
For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million.

Oil & Natural Gas
For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.4 million ($0.00 per share). For a US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.7 million ($0.01 per share). A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.
Fourth quarter Results and Selected Financial Information
During the quarter ended December 31, 2006, the Company recorded a net loss of $0.4 million, or $0.01 per share after the gain on sale of assets of $2.0 million. This compares to net earnings of $1.0 million, or $0.01 per share, after a $1.4 million gain on sale of assets for the same period last year. During the quarter, cash flow from operations before net change in non-cash working capital items of $0.5 million, or $0.01 per share, compares to $2.1 million, or $0.03 per share, recorded for the fourth quarter of 2005.
Total revenue generated for the fourth quarter was $9.5 million, a 17% decline from the $11.4 million reported for the same period in 2005. The Seabee mine contributed $7.5 million to revenue during the last quarter of 2006 compared to $7.9 million for the same period in 2005. This was due to lower gold sales volume (Q42006 – 10,700 ounces; Q42005 – 13,900 ounces) offset by a 24%, or $138 per ounce, increase in Canadian dollar gold prices realized: Q42006 — $707 (US $620); Q42005 - $569 (US $485).
Oil, NGLs and natural gas revenue for the three months ended December 31, 2006 decreased significantly to $2.0 million in 2006 from $3.4 million in 2005. This decrease is attributable to production declines, decreased petroleum prices (Q42006 — CDN $59.29; Q42005 — CDN $63.77) and decreased natural gas prices (Q42006 — CDN $6.51; Q42005 — CDN $12.14). Alberta crown and overriding royalties had corresponding decreases in Q4 2006 compared to Q4 2005.
For the quarter ended December 31, 2006, total mine cash operating costs were $5.7 million, down slightly from the $5.8 million reported in 2005. This was a result of fewer tonnes mined during the quarter offset by milling of higher cost stockpiled ore. As well, these cash operating costs were offset by the lower gold sales volume and appreciating Canadian versus US dollar exchange, resulting in a 32% increase in cash operating cost per ounce (Q42006 – US $468; Q42005 – US $355).
Oil, natural gas liquids and natural gas operating costs increased by 17% from $0.6 million in the fourth quarter of 2005 to $0.7 million this quarter, and by 21% for the year, from $1.9 million in 2005 to $2.3 million this year. The Company is experiencing the same cost pressures with respect to its oil and natural gas assets as it is currently experiencing with its mining assets.
Quarterly Information

	December 31		September 30		June 30		March 31
Unaudited ($ millions)	2006	2005	2006	2005	2006	2005	2006	2005
Gold sales	7.5	7.9	7.7	4.8	8.9	4.8	8.4	5.5
Oil and gas sales	2.0	3.4	2.3	2.5	1.9	2.7	2.8	2.5
Net earnings (loss)	(0.4)	1.0	—	(2.9)	2.4	(1.9)	4.4	0.3
Net earning (loss) per share(1)	(0.01)	0.01	—	(0.04)	0.03	(0.03)	0.06	—
Average realized gold price (US$)	620	485	627	451	621	427	556	439
Ounces sold	10,700	13,900	11,000	8,900	12,700	9,100	13,000	10,300
Tonnes milled	59,300	66,400	59,400	60,500	65,500	55,400	61,800	54,200
Ounces produced	10,300	15,100	11,100	8,900	12,900	9,500	12,100	11,200
Grade processed (gpt)	5.74	7.60	6.14	4.96	6.52	5.69	6.58	6.93
Cash cost per ounce(2) (US$oz)	468	355	417	393	362	377	353	319
CDN$/US$Exchange	1.1393	1.1733	1.1212	1.2014	1.1224	1.2391	1.1545	1.2270

(1)	Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.

(2)	For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.
The financial results for the last eight quarters reflect the following general trends: improvement in average realized gold prices partially offset by the strengthening Canadian dollar; constant gold production – a combination of more tonnes processed at a slightly lower grade; declining oil and gas sales – a combination of lower realized prices combined with normal production declines; and increasing cash costs per ounce – a result of increased mine operating costs.

	Dec 31/06	Dec 31/05	Dec 31/04

Gross revenues	41,388	34,263	32,215
Nets earnings (loss)	6,422	(3,505)	(598)
Net earnings (loss) per share, basic and diluted	0.09	(0.05)	(0.01)
Total assets	145,717	94,878	65,946
Total long-term debt(1)	56,614	21,268	7,105

(1)	Includes a $56.1 million royalty obligation which is funded by a promissory note receivable.
Balance Sheet
The Company’s total assets were $145.7 million at December 31, 2006 compared to $94.9 million at year-end 2005. The increase is mostly attributable to investments at the Seabee mine as well as the promissory note received on the sale of a production royalty.
The Company has an $8.0 million loan outstanding. As it is a demand loan, the entire amount has been classified as a current liability for accounting purposes. The long-term debt amounting to $56.6 million relates to the Red Mile royalty obligations and capital lease obligations. Working capital improved by 12% to $7.7 million at December 31, 2006 from $6.9 million at December 31, 2005.
Shareholders’ equity for the year ended December 31, 2006 increased by $9.8 million. This increase reflects net earnings of $6.4 million, an increase to share capital of $2.9 million that was due primarily to a private placement during the year, and a $0.4 million increase to contributed surplus that relates to the accounting for stock options.
Outstanding Share Data
At March 20, 2007, there were 77.0 million common shares outstanding. In addition, there were 3.5 million employee stock options and 1.9 million warrants outstanding with exercise prices ranging from $0.53 to $2.10 per share and $1.10 to $1.30 per share, respectively.
Disclosure Controls and Procedures
As of December 31, 2006, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of its internal control over financial reporting as at December 31, 2006, and based on that assessment determined that its internal control over financial reporting was effective.

No changes were made in the internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Recent Accounting Pronouncements
The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to December 31, 2006:
The CICA has issued three new standards: Financial instruments – Recognition and Measurement, Hedges and Comprehensive Income effective January 1, 2007:
Financial instruments – Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the consolidated balance sheet, except the following, which will be carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the consolidated statement of earnings. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the consolidated balance sheet.
Hedges
In a fair value hedge, the change in fair value of the hedging derivative will be offset in the consolidated statement of earnings against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative, to the extent effective, will be recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative will also be recorded in the consolidated statement of earnings. Any hedge ineffectiveness will be recorded in the consolidated statement of earnings.
Comprehensive Income
Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a statement of other comprehensive earnings until recognized in the consolidated statement of earnings. Other comprehensive income will form part of shareholders’ equity.
The Company does not believe these new standards will have a material impact on the financial statements except for the accounting for available for sale securities, consistent with US GAAP, as disclosed in note 21 to the consolidated financial statements.
Non-Gaap Performance Measures
The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.
Cash flow from operations is cash from operations before the net change in non-cash working capital items. Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the year. Management uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash from operations as determined under Canadian GAAP. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.
Caution Regarding Forward-Looking Information
This MD&A contains “forward-looking statements” that are based on Claude Resources Inc.’s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”,

“forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
A discussion of these and other factors that may affect Claude Resources Inc.’s actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
This list is not exhaustive of the factors that may affect Claude Resources Inc.’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
Additional Information
Additional information related to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on www.clauderesources.com.